UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-6F/A

        NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
                      OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act") and in connection with such notice submits the following information:

Name:        INFINITY CAPITAL GROUP, INC.


Address of Principal Business Office:

7 Dey Street, Suite 900, New York, NY  10007


Telephone Number:  (212) 962-4400


Name and address of agent for service of process:

Gregory H. Laborde
7 Dey Street, Suite 900
New York, NY  10007


     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.


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                                    SIGNATURE

     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this Notice of Intent to elect to be subject to Sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the City of New York and State of New York on the 8th day of March, 2005.



[SEAL]                                  /s/Gregory H. Laborde
                                        _______________________________
                                        Gregory H. Laborde
                                        Infinity Capital Group, Inc.
                                        By: President, CEO, Chairman & Director


Attest: ___________________________
                  (Name)

        ___________________________
                  (Title)